FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Reports Second Quarter Financial Results

2. Nomura Announces Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports Second Quarter Financial Results

Tokyo, October 29, 2010—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter of the fiscal year ending March 31, 2011.

Second quarter net revenue was 275.6 billion yen (US$3.3billion)1, an increase of 6.1 percent over the first quarter and 8.1 percent below the same quarter last year. Income before income taxes was 21.6 billion yen (US$259 million), up 233.8 percent from the prior quarter and down 20.9 percent year on year. Net income attributable to Nomura declined 54.7 percent quarter on quarter and 96.2 percent from the second quarter last year to 1.1 billion yen (US$13 million).

Net revenue for the first half (Apr - Sep) was 535.4 billion yen (US$6.4 billion), a decrease of 10.5 percent compared to the same period last year. Income before income taxes was 28.1 billion yen (US$336 million), down 52.2 percent from the prior year, while net income attributable to Nomura declined 91.4 percent year on year to 3.4 billion yen (US$40 million).

“All divisions were profitable in the quarter. Wholesale posted a strong performance and Asset Management revenues increased. Although Retail declined from a strong first quarter, our retail client franchise continues to provide a stable earnings base,” said Kenichi Watanabe, Nomura’s President and Chief Executive Officer.

“We remain preeminent in Japan, and our international strategy is gaining momentum. In Asia and EMEA we have established a record of high profile deals, and our investment in the US is already delivering results. In the second half, we will continue to focus on flow businesses and generating revenues from our investments while maintaining a robust financial position.”

Nomura also announced today that its Board of Directors declared a first-half dividend of 4 yen per common share. The dividend is expected to be paid on December 1, 2010, to common shareholders of record on September 30, 2010.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 83.53 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Second quarter highlights

•	Wholesale revenues up 50.5 percent. Fixed Income, Equities, and Investment Banking all reported higher revenues.

•	Robust inflows into foreign currency denominated products in Retail despite a decline in overall revenues from a strong first quarter.

•	Asset Management revenues increased 6.5 percent on higher market share in investment trusts in Japan and growth in investment advisory business.

•	Capital ratio of 22.7 percent and Tier 1 ratio of 16.5 percent are among the highest in the industry.

Retail

Net revenue in Retail was 87.8 billion yen and income before income taxes was 22.8 billion yen. The retail environment in Japan was particularly tough during the second quarter due to subdued client activity as a result of unsettled market conditions. Despite the challenging environment, Retail reported net asset inflows as new funds continued to flow into investment trusts and foreign bonds, underscoring the progress the firm has made in diversifying its product offering and providing retail clients with consulting-based services.

Asset Management

Asset Management booked net revenue of 19.3 billion yen and income before income taxes of 5.2 billion yen. Assets under management increased by 5 percent from the prior quarter to 23.3 trillion yen. Nomura also increased its share of the publicly offered investment trust market in Japan to 21.2 percent at the end of September. Asset Management expanded its investment advisory business in Europe and Asia, winning new mandates from a diverse range of investors including pension funds, financial institutions, and government clients.

Wholesale

Net revenue in Wholesale was 163.4 billion yen and income before income taxes was 7.6 billion yen. Global Markets booked second quarter net revenue of 144.4 billion yen. In Fixed Income, market volumes improved in the latter half of the quarter, driving a rebound in revenues across the core product set of Rates, Credit, Securitized Products, and FX. In Equities, primary businesses such as public offerings by Japanese companies and Asian convertible bonds contributed to revenues. Nomura’s US equities and convertible bonds businesses are now fully operational and Equities continues to enhance global connectivity.

Investment Banking gross revenues were 39.7 billion yen. Nomura further increased its market share during the quarter even as global investment banking fee pools continued to decline from last year. The firm also executed a number of high profile cross-border M&A deals and rose up the ECM league tables compared to its ranking at the same time last year.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 22.7 percent and its Tier 1 ratio was 16.5 percent. Nomura had total assets of 34.3 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.7 times and net leverage was 9.8 times. All figures are shown on a preliminary basis.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Dividend Payment

Tokyo, October 29, 2010—Nomura Holdings, Inc. today announced that it will pay a dividend of 4 yen per share to shareholders of record on September 30, 2010. The dividend will be paid on December 1, 2010.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend

2009	JPY 8.5	JPY 8.5	JPY 8.5	—	JPY25.5

2010		JPY4.0		JPY4.0	JPY8.0

2011		JPY4.0		TBD	TBD

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.